

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

June 22, 2009

Marsha L. Hunt
Vice President – Corporate Controller
Cummins, Inc.
500 Jackson Street, Box 3005
Columbus, Indiana 47202-3005

      **RE: Cummins, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 001-04949**

Dear Ms. Hunt:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief